Exhibit (a)(9)

THE SWISS HELVETIA FUND, INC. ANNOUNCES EXPIRATION

AND PRELIMINARY RESULTS OF TENDER OFFER

Press Release—For Immediate Release

New York, New York—July 1, 2011

The Swiss Helvetia Fund, Inc. (NYSE: SWZ) (the “Fund”), announced the expiration and preliminary results of the Fund’s tender offer (the “Offer”) for up to 1,530,131 of its shares of common stock, representing approximately 5% of its issued and outstanding shares. The Offer expired at 5:00 p.m., Eastern Time, on June 30, 2011 (the “Expiration Date”).

Based upon current information, approximately 15,059,832 shares of common stock, or approximately 49% of the Fund’s common stock outstanding, were tendered through the Expiration Date, including shares tendered pursuant to notices of guaranteed delivery. These numbers are subject to adjustment and should not be regarded as final. No more than a total of 1,530,131 properly tendered shares will be accepted in exchange for cash, at a price equal to 98% of the Fund’s net asset value (“NAV”) per share as determined by the Fund today, July 1, 2011. The Fund’s NAV is calculated daily by 6:15 p.m. Eastern Time, and generally by 4:45 p.m. Eastern Time on each day during which the New York Stock Exchange is open for trading. The final number of shares validly tendered and accepted pursuant to the Offer and the Offer price per share will be announced at a later date.

The Fund is managed by Hottinger Capital Corp. For more information on the Fund, including the most recent month-end performance, visit www.swz.com or contact Rudolf Millisits, Executive Vice President of Hottinger Capital Corp., at 1-888-SWISS-00 (1-888-794-7700) or 1-212-332-2760.

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The Swiss Helvetia Fund, Inc. is a non-diversified, closed-end investment company seeking long-term capital appreciation through investment in equity and equity-linked securities of Swiss companies. The Fund also may acquire and hold equity and equity-linked securities of non-Swiss companies in limited circumstances. The Fund seeks to achieve its investment objective by investing generally in Swiss equity and equity-linked securities that are traded on a Swiss stock exchange, traded at the pre-bourse level of one or more Swiss stock exchanges, traded through a market maker or traded over the counter in Switzerland. Equity and equity-linked securities include registered shares, bearer shares, participation and dividend certificates, convertible bonds and bonds with warrants attached and unattached warrants. The Fund also may invest in Swiss equity and equity-linked securities of Swiss companies that are traded on other major European stock exchanges.

Closed-end funds, unlike open-end funds, are not continuously offered. Typically, shares of closed-end funds are sold in the open market through a stock exchange. Shares of closed-end funds frequently trade at a discount to net asset value. The price of a fund’s shares is determined by a number of factors, several of which are beyond the control of the fund. Therefore, a fund cannot predict whether its shares will trade at, below or above net asset value.

This press release shall not constitute an offer to sell or a solicitation to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer or solicitation or sale would be unlawful prior to registration or qualification under the laws of such state or jurisdiction.